[redacted]

13014290

SEC
Mail Processing
Section

MAR 18 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM Securities, LLC dba Phoenix Capital Resources

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Chadds Ford Commons
(No. and Street)

Chadds Ford (City) PA (State) 19317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Karbiner 610 358 4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor + Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 East Lancaster Ave., Suite 202 (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Karbiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC dba Phoenix Capital Resources, as of December 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Leslie Ann Proctor, Notary Public
Chadds Ford Twp., Delaware County
My Commission Expires April 9, 2013
Member, Pennsylvania Association of Notaries

Leslie Ann Proctor
My Commission Expires April 9, 2013
Notary Public

[signature]
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES

December 31, 2012 and 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Financial Report

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES

December 31, 2012 and 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2012 and 2011

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

Report on the Financial Statements
We have audited the accompanying statements of financial condition of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2012 and 2011, and the related statements of operations, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and the notes to the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and the notes to the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and the notes to the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

March 13, 2013

SIANA CARR O'CONNOR & LYNAM, LLP

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statements of Financial Condition
December 31, 2012 and 2011

Assets	2012	2011
Cash	$ 207,643	$ 448,851
Accounts receivable	8,140	-
Prepaid expenses	19,901	1,306
Furniture and equipment, net	7,905	-
Security deposit	4,285	-
Total assets	$ 247,874	$ 450,157
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$ 41,786	$ 12,540
Due to related party	57,034	-
Total liabilities	98,820	12,540
Member's equity	149,054	437,617
Total liabilities and member's equity	$ 247,874	$ 450,157

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Fee revenues	$ 610,500	$ 300,000
Expenses:		
Compensation and benefits	677,018	-
Marketing	102,005	-
Occupancy	38,175	12
Professional fees	152,028	52,953
Regulatory fees and expenses	7,022	8,630
Other expenses	26,021	1,075
Total expenses	1,002,269	62,670
Net income (loss)	$ (391,769)	$ 237,330

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statements of Member's Equity
For the Years Ended December 31, 2012 and 2011

Balance - December 31, 2010	$ 200,287
Net income	237,330
Balance - December 31, 2011	437,617
Member contribution of accounts receivable, furniture and equipment and security deposit	103,206
Net loss	(391,769)
Balance - December 31, 2012	$ 149,054

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (391,769)	$ 237,330
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	1,378	-
Bad debt	263	-
(Increase) decrease in:		
Prepaid expenses	(18,595)	(1,074)
Accounts receivable	82,627	-
Increase in:		
Accounts payable and accrued expenses	29,246	99
Due to related party	57,034	-
Net cash provided (used) by operating activities	(239,816)	236,355
Cash flows from investing activities:		
Purchase of furniture and equipment	(1,392)	-
Net cash used by investing activities	(1,392)	-
Net increase (decrease) in cash	(241,208)	236,355
Cash - beginning of year	448,851	212,496
Cash - end of year	$ 207,643	$ 448,851
Non-cash investing and financing activities:		
Member contribution of accounts receivable, furniture and equipment and security deposit	$ 103,206	$ -

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

PM Securities, LLC (the Company) was formed as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker and dealer in January 2005. The Company is headquartered in Chadds Ford, PA and beginning in 2012 maintains a branch office in New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a reorganization. As a result, PM Securities, LLC became a wholly-owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly-owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of debt and equity financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For the other services the Company provides, fees are recognized once the transaction has been completed and the income is reasonably determinable.

Income taxes

The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal or state income taxes included in the financial statements.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2012, the Company had net capital, as defined of $108,823, which was $102,235 in excess of its minimum required net capital of $6,588. The Company's ratio of aggregate indebtedness to net capital was .91 to 1 as of December 31, 2012.

(3) NET CAPITAL REQUIREMENTS (CONTINUED)

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 10 and 11 are not applicable.

(4) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2012, the Company has an outstanding payable due to PMS, LLC for expenses that were not yet reimbursed, which has been reflected as due to related party in the accompanying statement of financial condition. Included in these allocated expenses is rent for the use of the Chadds Ford office, which is rented to PMS, LLC by 110 Chadds Ford Commons, LLC, an entity related through common ownership and management which owns the property.

Prior to April 2, 2012, the Company had a service agreement with its parent company, Phoenix Management Services, Inc., in which the parent company agreed to bear virtually all operating expenses and assumed the related liabilities of the Company, except for certain direct costs such as for accounting services and regulatory compliance consulting. In addition, the Company had an agreement with its parent company whereas revenue was shared between the two entities for certain client transactions. If the Company had been autonomous, the results of its operations and financial condition could have been significantly different.

(5) CONCENTRATION

Due to the nature of the Company's business, approximately 80% of revenues in 2012 were derived from three clients and 100% of revenues in 2011 were derived from two clients.

(6) COMMITMENTS

The Company, through its related party, PMS, LLC, has a lease agreement for its New York office space which provides for monthly payments approximating $2,100 through November 30, 2013. The future minimum lease payments in 2013 approximate $23,000. Rent expense incurred and reflected in the statement of operations under this agreement for 2012 was approximately $19,000.

(6) COMMITMENTS (CONTINUED)

In November 2012, the Company, through its related party, PMS, LLC, entered into an agreement with an executive search firm. Under the agreement, the Company is required to pay a fee based on a percentage of the hired candidate's first full year of compensation to be paid by December 31, 2013, with a non-contingent retainer payable in installments through January 31, 2013. The remaining minimum commitment amount at December 31, 2012 under this agreement is approximately $34,000.

The Company also has an agreement with Abbie Capital, LLC, expiring March 15, 2013, to assist in servicing one of its client contracts. The agreement calls for the Company to pay Abbie Capital, LLC a percentage of the net success fee upon successful completion of the transaction, with weekly non-recoverable payments of $5,000 (to be applied against the success fee). The remaining minimum commitment amount at December 31, 2012 under this agreement is $50,000.

(7) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements.

Phoenix Capital Resources, LLC made a capital contribution of $60,000 on February 28, 2013.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital:	
Member's equity	$ 149,054
Less - member's equity not allowable for net capital	-
Member's equity qualified for net capital	149,054
Deductions:	
Non-allowable assets:	
Accounts receivable	8,140
Prepaid expenses	19,901
Furniture and equipment	7,905
Security deposit	4,285
Total deductions	40,231
Net capital	$ 108,823
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 41,786
Due to related party	57,034
Total aggregate indebtedness	$ 98,820
Computation of basic net capital requirement:	
Net capital requirement	$ 6,588
Net capital	108,823
Excess of net capital	$ 102,235
Net capital less the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 98,941
Ratio of aggregate indebtedness to net capital	.91 to 1

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Notes to Supplemental Schedules
December 31, 2012

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2012 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2012 FOCUS Part IIA filing	$ 150,831
Audit adjustments to:	
Record allocation of additional individuals' salaries and other operating costs to comply with NASD Notice to Members 03-63 regarding broker-dealer expense sharing	(83,743)
Adjust previously recorded expense sharing allocation of various operating expenses	42,526
Correct for underaccrual of certain expenses	(4,309)
Correct for overaccrual of certain expenses	3,518
Net capital	$ 108,823

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

PM SECURITIES, LLC D/B/A PHOENIX CAPITAL RESOURCES

Year Ended December 31, 2012

STANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES

Year Ended December 31, 2012

SIANA CARR O'CONNOR & LYNAM, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

In planning and performing our audit of the financial statements of PM Securities, LLC d/b/a Phoenix Capital Resources (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of PM Securities, LLC d/b/a Phoenix Capital Resources as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated March 13, 2013.

For the year ended December 31, 2012, the Company did not have the sufficient knowledge and expertise to analyze all transactions and ensure proper recording in accordance with U.S. generally accepted accounting principles (GAAP) as well as certain regulatory requirements, specifically NASD Notice to Members 03-63 regarding broker/dealer expense sharing agreements. As a result, a significant number of adjustments were required to be made to the accounting records subsequent to the start of the audit process in order for the financial statements to be in accordance with GAAP and the NASD Notice. Since these adjustments individually and in the aggregate resulted in material misstatement of the financial statements, this deficiency is deemed to be a material weakness. Management has indicated to us that they plan to take the following corrective actions:

1. Partake in continuing education courses to further understand U.S. Generally Accepted Accounting Principles as they pertain to the Company's operations

2. Review/update the Company's expense sharing agreement (with an understanding of NASD Member Notice 03-63) and implement quarterly reconciliations

3. Modify the year end review of accounts receivable ("A/R") for the purposes of establishing an A/R Reserve effective December 31 rather than the current practice of establishing a reserve for the next 12 months. Establish an additional process of reviewing A/R and A/R Reserve quarterly

4. Continue to stay familiar with all FINRA resources including email updates, participate in applicable programs/webinars and consult with their FINRA regulatory coordinator, as necessary, to fully understand the SEC and FINRA's rules and regulations relevant to their broker-dealer operations and developments in the industry

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate, with the exception of the weakness identified in the preceding paragraph, at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

March 13, 2013